LIST OF EXHIBITS

1.  Exhibit 99.1 -- Footnote Text

2.  Exhibit 99.2 -- Signatures and Addresses of Other Reporting Persons


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                        EXHIBIT 99.1: FOOTNOTE TEXT
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(1) The reporting persons to whom the information set forth on this line relates are David A. Tepper ("Mr. Tepper"), Appaloosa Partners Inc. ("API") and Appaloosa Management L.P. (the "Manager"). Mr. Tepper is the sole stockholder of API. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests of, the Manager. The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), and acts as an investment advisor to Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"). On or about October 6, 2003, the Manager made a pro-rata in-kind distribution (the "Distribution") of 16,000,000 shares of common stock (the "Shares") of Conseco, Inc. to the limited partners of AILP (8,528,000 Shares) and the investors in Palomino (7,472,000 Shares). Upon completion of the
Distribution: (i) an aggregate of 1,826,908 Shares were distributed to Mr. Tepper and to persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such Shares and, accordingly, such Shares continue to be beneficially owned by Mr. Tepper; and (ii) an aggregate of 14,173,092 Shares were distributed to other limited partners of AILP and investors in Palomino.